UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of August 2011
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE
This Amendment No. 1 to the Form 6-K amends certain portions of the Consolidated Business Results for the First Quarter of the Fiscal Year Ending March 31, 2012 filed on Form 6-K on August 1, 2011. For further detail, please refer to the attached company announcement, dated August 10, 2011. No items in the Form 6-K filed on August 1, 2011 are being amended by this Amendment No. 1 except those items indicated in the attached company announcement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: August 11, 2011	By:	/s/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer, Chief Financial Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: August 10, 2011
URL: http://www.komatsu.com/
The Partial Corrections to the Consolidated Business Results for the First Quarter
of the Fiscal Year Ending March 31, 2012 (U.S. GAAP)
Komatsu Ltd. announced today that the following partial corrections to the consolidated business results for the first quarter of the fiscal year ending March 31, 2012 (U.S. GAAP) disclosed on July 28, 2011. Corrections before and after are underlined as follows.
Correction 1
Page 8: (2) Financial Conditions of Management Performance and Financial Conditions Before
For the first quarter period under review, net cash used in operating activities amounted to JPY5.9 billion (USD73 million) due mainly to increased inventories, a decrease of JPY61.1 billion from JPY55.2 billion for net cash provided by operating activities for the previous first quarter period. Net cash used in investing activities amounted to JPY32.5 billion (USD401 million) due to acquisition of subsidiaries and equity investees, whereas net cash used in investing activities for the previous first quarter period totaled JPY17.2 billion. Net cash provided by financing activities amounted to JPY38.6 billion (USD478 million) due to procurement of long-term debt and an increase in short-term debt, whereas net cash used in financing activities for the previous first quarter period totaled JPY30.8 billion. As a result, cash and cash equivalents, as of June 30, 2011, totaled JPY83.0 billion (USD1,025 million), a decrease of JPY1.1 billion from the previous fiscal year-end.
After
For the first quarter period under review, net cash used in operating activities amounted to JPY5.9 billion (USD73 million) due mainly to increased inventories, a decrease of JPY61.1 billion from JPY55.2 billion for net cash provided by operating activities for the previous first quarter period. Net cash used in investing activities amounted to JPY26.4 billion (USD327 million) due to capital expenditures as well as acquisition of subsidiaries and equity investees, whereas net cash used in investing activities for the previous first quarter period totaled JPY17.2 billion. Net cash provided by financing activities amounted to JPY32.6 billion (USD403 million) due to procurement of long-term debt and an increase in short-term debt, whereas net cash used in financing activities for the previous first quarter period totaled JPY30.8 billion. As a result, cash and cash equivalents, as of June 30, 2011, totaled JPY83.0 billion (USD1,025 million), a decrease of JPY1.1 billion from the previous fiscal year-end.

Correction 2
Page13: (4) Consolidated Statements of Cash Flows of Financial Statements
Before
Millions of yen

	First quarter ended	First quarter ended
	June 30, 2011	June 30, 2010

Investing activities

Acquisition of subsidiaries and equity investees, net of cash acquired	(11,162)	762
Collection of loan receivables	213	305
Disbursement of loan receivables	(61)	(27)
Decrease (increase) in time deposits	(504)	(935)

Net cash provided by (used in) investing activities	(32,513)	(17,215)

Financing activities

Other, net	1,130	(133)

Net cash provided by (used in) financing activities	38,681	(30,817)

Effect of exchange rate change on cash and cash equivalents	(1,398)	(5,314)

Net increase (decrease) in cash and cash equivalents	(1,175)	1,900

Cash and cash equivalents, beginning of year	84,224	82,429

Cash and cash equivalents, end of period	¥83,049	¥84,329

After
Millions of yen

	First quarter ended	First quarter ended
	June 30, 2011	June 30, 2010

Investing activities

Acquisition of subsidiaries and equity investees, net of cash acquired	(5,107)	762

Collection of loan receivables	213	305
Disbursement of loan receivables	(61)	(27)
Decrease (increase) in time deposits	(504)	(935)

Net cash provided by (used in) investing activities	(26,458)	(17,215)

Financing activities

Other, net	(4,925)	(133)

Net cash provided by (used in) financing activities	32,626	(30,817)

Effect of exchange rate change on cash and cash equivalents	(1,398)	(5,314)

Net increase (decrease) in cash and cash equivalents	(1,175)	1,900

Cash and cash equivalents, beginning of year	84,224	82,429

Cash and cash equivalents, end of period	¥83,049	¥84,329

(End)

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